November 4, 2005

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549-0308
Attention:       Mr. Jim Allegretto, Senior Assistant Chief Accountant
                         Division of Corporation Finance

RE:	Progress Energy Inc.
Form 10-K for the year ended December 31, 2004
Filed March 16, 2005
File No. 1-15929

Carolina Power and Light Company
Form 10-K for the year ended December 31, 2004
Filed March 16, 2005
File No. 1-03382

Florida Progress Corporation
Form 10-K for the year ended December 31, 2004
Filed March 16, 2005
File No. 1-08349

Florida Power Corporation
Form 10-K for the year ended December 31, 2004
Filed March 16, 2005
File No. 1-03274

Dear Mr. Allegretto:

        Progress Energy, Inc., a North Carolina corporation (“Progress Energy” or the “Company”), submits herewith its responses to the accounting comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced filings contained in its letter to Mr. Robert McGehee of Progress Energy, dated October 14, 2005.

        Set forth below are the responses of Progress Energy, Carolina Power & Light Company d/b/a Progress Energy Carolinas, Inc. (“CP&L” or “PEC”), Florida Progress Corporation (“Florida Progress” or “FPC”) and Florida Power Corporation d/b/a Progress Energy Florida, Inc. (“Florida Power” or “PEF”). For convenience of reference, each Staff accounting comment is reprinted in bold, numbered to correspond with the paragraph numbers assigned in the October 14, 2005 accounting comment letter, and is followed by the corresponding response of the respective company. Unless otherwise noted, all page references are to the pages of Progress Energy’s 2004 Form 10-K.

Comment 1

Competitive Commercial Operations, page 24

1.     We have read your response to comment 3 of our letter dated July 27, 2005. First of all, explain to us in detail why generating units are grouped by region since it would appear that an individual plant could meet the criteria of paragraph 10 of SFAS no. 144. Assuming that grouping on a regional level is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets, it appears that the condition in paragraph 8.a of SFAS No. 144 would necessitate actual testing of the North Carolina region or any generating units connection to the SERC transmission system. If you do not agree, tell us why you do not believe a significant decrease in the market price of the North Carolina units had occurred. In this regard, you may want to correlate your general narrative of the existing contracts, spot market sales, mid-term structured contracts (please also define such contracts) and the sale of power to the Georgia region to your implicit assertion that no major decrease in the market price of plants has occurred in this region. If you did perform an abbreviated analysis of gross cash flows and it was apparent that they exceeded carry amounts, explain to us that process. We may have further comment. On a related note, explain why tolling arrangements do not have a fixed fuel price component. Our general understanding of tolling agreements is that fuel price risk is generally assumed by the purchaser of tolling services. Please clarify our understanding.

Response:

Progress Energy, Inc.

There are many factors to consider when determining the lowest level of identifiable cash flows, including the presence and extent of shared costs and purchases, the extent to which a company manages its businesses at various levels (such as local or regional management), the businesses’ distribution characteristics (such as regional distribution centers, or individual plants), and the interdependence of assets and the extent to which such assets are expected or required to be operated or disposed of together.

To supplement our response to comment 3 in our letter dated September 9, 2005, the lowest level of identifiable cash flows that are largely independent of the cash flows of other assets and liabilities for our South Florida region is the DeSoto generating facility; for the North Carolina region, the lowest level of cash flows is the Rowan generating facility.

For our Georgia region, the lowest level of cash flows is the aggregate of our four Georgia generation facilities. This aggregation is appropriate because of the manner in which the four Georgia plants are managed, operated and contracted. The four Georgia plants are viewed by our management as interchangeable parts of our total Georgia region business. Both the plants’ workforce and certain inventory and spare parts are shifted between the four plants based on production and maintenance needs. The Georgia region does not currently utilize plant specific tolling arrangements. Rather, our subsidiary Progress Energy Ventures, Inc., which is the parent of the four Georgia plants, has executed a full service requirements contract with Jackson Electric Membership Corporation through 2015 and wholesale power-supply agreements with 15 Georgia electric membership cooperatives (EMCs) to serve their electricity needs through 2010. These contracts are serviced on a pooled basis from any or all of the four Georgia plants based on capacity requirements, costs of production, and daily demand for power. The contracts with the EMCs specify that we maintain certain levels of available capacity. If we do not maintain the required levels of available capacity, we are subject to certain penalties. The total combined capacity of the four Georgia plants is necessary to meet our contractual capacity obligations to the EMCs. Furthermore, ownership of the Georgia generation facilities and their operation as a system was an integral factor the EMCs considered in their selection process for a power provider. Based on these factors, we have evaluated our Georgia plants for SFAS No. 144 purposes at the Georgia region level.

Regarding the criteria of paragraph 8.a of SFAS No. 144 and the Rowan generating facility, we do not believe that there was a significant decrease in the market price of the Rowan facility during the 2003 and 2004 period that would be of sufficient magnitude to bring into question whether the carrying value of the facility was recoverable. Rowan’s combustion turbines were contracted through 2010 at prices that were above the prevailing market prices. We note that the majority of impairment losses reported by owners of nonregulated power plants related to either distressed sales or sales of uncontracted merchant facilities. Because our Rowan facility had existing contracts at above prevailing market prices and we had no plans to divest the facility in 2003 or 2004, we do not believe that the sales of uncontracted merchant plants in the southeast region was an indicator that the carrying value of the Rowan plant was not recoverable.

To further support our assertion that the carrying value of the Rowan facility was not impaired, we have recently prepared high-level undiscounted cash flow analyses of the Rowan facility based on data and forecasts that existed during 2003 and 2004. The results of the high-level analyses demonstrate that the future net cash flows of the Rowan facility on an undiscounted basis exceed the carrying value as of December 31, 2003 and 2004 by a significant margin, and no impairment is necessary.

We confirm your understanding that for tolling contracts, the fuel price risk is generally assumed by the purchaser of tolling services. In some tolling agreements, the purchaser physically provides the fuel that is processed at the tolled plant to produce electricity. In this instance, the seller bears no fuel risk. In other tolling agreements, the purchaser is responsible for paying an index price that reflects the cost of purchased fuel. Since the seller buys fuel at an index, and sells to the purchaser at index, the seller bears no fuel risk in such a tolling agreement.

Carolina Power and Light Company

Not applicable.

Florida Progress Corporation

Not applicable.

Florida Power Corporation

Not applicable.

Comment 2

Note 1. Organization and Summary of Significant Accounting PoliciesB.
Basis of Presentation, page 88

2.     We note your response to comment 7 of our letter dated July 27, 2005. Please provide us with other utilities that omit the SFAS no. 115 disclosure. Please tell us whether you believe this is predominant practice.

Response:

Progress Energy, Inc.

Based on our limited review of the disclosures of various registrants, the majority provide some form of SFAS No. 115 disclosures for investments held in nuclear decommissioning trusts. However, we believe the fact that there is diversity in practice relating to inclusion and/or the extent of these disclosures supports our position that there is limited usefulness to the disclosures as they apply to nuclear decommissioning trust investments.(1)

Investments held in nuclear decommissioning trusts are for the benefit of ratepayers, not the Company’s shareholders. In accordance with Nuclear Regulatory Commission (NRC) requirements, the assets of the nuclear decommissioning trusts are bankruptcy remote — they are not available to the general creditors of the Company. There are restrictions on the types of investments that the trusts may own. Such restrictions include prohibitions against investments in the Company’s own securities and in the securities of other owners or operators of nuclear power plants. Otherwise, the NRC generally adheres to the “prudent investor” standard, and the Company has discretion as to the types of investments and the investment mix.

The Company has established investment policies and investment manager guidelines for each of the trusts. The Company and its investment advisors manage the trusts’ portfolios on a total return basis. At December 31, 2004, the trusts’ assets, totaling approximately $1.044 billion, were comprised of 57% equity securities, 33% debt securities, and 10% cash and cash equivalents.

The investments held by the nuclear decommissioning trusts are classified as available-for-sale securities. With regard to SFAS No. 115’s disclosure requirements for available-for-sale securities, our conclusion that the majority of those disclosures are not meaningful to the trusts’ investments considered the following:

o	Aggregate fair value for each balance sheet date presented, by major type of security (SFAS No. 115 paragraph 19) — The aggregate fair value of the trusts’ investments is clearly disclosed as a separate line item on the Company’s balance sheet and in Notes 1 and 6.D. In accordance with the regulatory treatment prescribed by PEC’s and PEF’s regulators, the investment results of nuclear decommissioning trusts are considered in determining charges to ratepayers for nuclear decommissioning costs. Investment gains and losses are factored into how much ratepayers must pay over time for decommissioning costs. Therefore, shareholders are not affected by such gains and losses. Because both realized and unrealized gains and losses from the trusts’ investments are deferred as regulatory liabilities or assets on a net pooled basis and not by class of investment or individual investment, disclosure of fair value by investment type is not meaningful.

o	Total gains and losses in accumulated other comprehensive income (para. 19) — Because both realized and unrealized gains or losses from the trusts’ investments are deferred as regulatory liabilities or assets and not reflected in accumulated other comprehensive income or earnings, disclosure of unrealized gains and losses is not meaningful.

o	Contractual maturities of securities at the most recent balance sheet date (para. 20) — The Company does not have the ability to withdraw funds from the trusts except for qualifying expenditures, and thus the proceeds from sale of investments are immediately reinvested. In addition, because the trusts’ assets are managed on a total return basis, the maturity dates of debt securities do not necessarily coincide with the timelines for decommissioning the nuclear plants. Therefore, disclosure of the contractual maturity dates is not meaningful. The Company does not currently track the maturities or duration of debt securities on a class or individual security basis. As a point of reference, the benchmark for the fixed-income segment of the trusts’ investments is the Lehman Aggregate Index, which currently has an average maturity of approximately 7 years. The trusts’ fixed-income portfolios will generally be in the range of plus or minus 25% of this average maturity, or 5 – 9 years. The Company does not expect to decommission any of its nuclear plants in the foreseeable future, as it has already received or plans to apply for extensions of the nuclear operating licenses for each of its nuclear plants.

o	Proceeds from sale and gross realized gains and losses included in earnings from sales (para. 21) — Because the Company does not have the ability to withdraw funds from the trusts except for qualifying expenditures, the proceeds from sale of investments are immediately reinvested. Therefore, disclosure of the total proceeds for each period is not meaningful. As discussed above, because the realized and unrealized gains or losses of the trusts are deferred pursuant to regulatory treatment and not reflected in earnings, disclosure of the realized gains or losses for each period is not meaningful.

o	Amount of net unrealized holding gain or loss for the period included in accumulated other comprehensive income, and the amount of gains and losses reclassified out of accumulated other comprehensive income into earnings for the period (para. 21) — As discussed above, because the realized and unrealized gains or losses of the trusts are not reflected in accumulated other comprehensive income or earnings, these disclosures for each period are not meaningful.

For the foregoing reasons, the Company concluded that SFAS No. 115 disclosures related to its nuclear decommissioning trust investment results were not meaningful and therefore were not provided.

Carolina Power and Light Company

See above response, except that at December 31, 2004, PEC’s trusts’ assets, totaling approximately $581 million, were comprised of 56% equity securities, 41% debt securities, and 3% cash and cash equivalents.

Florida Progress Corporation

See PEF’s response below.

Florida Power Corporation

See above response, except that at December 31, 2004, PEF’s trusts’ assets, totaling approximately $463 million, were comprised of 59% equity securities, 23% debt securities, and 18% cash and cash equivalents.

(1)    In addition to the limited usefulness of disclosures related to nuclear decommissioning trust investments, a significant administrative burden and associated costs accompany such a disclosure requirement. The Company's trusts are comprised of thirty separate investment portfolios. Because the periodic summary trust reports are not available from the trustees until well after the Company's reporting deadlines, significant administrative effort and related costs would be necessary to develop and compile such disclosure information from the separate detailed monthly reports.

_________________

        In connection with our response, each of Progress Energy, Inc.; Carolina Power and Light Company; Florida Progress Corporation and Florida Power Corporation acknowledge that:

(1)     It is responsible for the adequacy and accuracy of the disclosure in its filings;

(2)     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)     It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        The Company will send a copy of this response to you and to Robert Babula by overnight delivery. Please direct any further questions or comments you may have regarding this filing to David Fountain at (919) 546-6164.

Sincerely, /s/ Jeffrey M. Stone Jeffrey M. Stone Chief Accounting Officer & Controller Progress Energy, Inc.

Enclosures

cc:	Mr. Robert B. McGehee Mr. Geoffrey S. Chatas John R. McArthur, Esq. Frank A. Schiller, Esq. Timothy S. Goettel, Esq.